RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RECEIVED

2008 JUL -2 A 11:34

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

09046433

SUPPL

June 30, 2009

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated June 30, 2009 on convening of Annual General Meeting and intimation of Book Closure dates.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

June 30, 2009

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sir,

Sub: **Convening of Annual General Meeting and Book Closure dates**

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify the following Book Closure Date.

Name of the Company: **Reliance Natural Resources Limited**

Security Code*	Type of Security & paid up value	Book Closure From To	Record Date	Purpose
532709*	Equity Shares Rs. 5 paid-up	July 21, 2009 To July 28, 2009 (both days inclusive)	N.A	To determine the entitlement for attending Annual General Meeting.

* As per the Stock Exchange, Mumbai

Please note that the Annual General Meeting of the Company will be held on Tuesday, July 28, 2009 at 2.00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Reliance Natural Resources

Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

June 30, 2009

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375, 2272 8269, 2272 8013
Facsimile: 22723121, 2272 2037, 2272 2039
email : Corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sir,

Sub: **Convening of Annual General Meeting and Book Closure dates**

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify the following Book Closure Date.

Name of the Company: **Reliance Natural Resources Limited**

Security Code*	**Type of Security & paid up value**	**Book Closure From To**	**Record Date**	**Purpose**
532709*	Equity Shares Rs. 5 paid-up	July 21, 2009 To July 28, 2009 (both days inclusive)	N.A	To determine the entitlement for attending Annual General Meeting.

* As per the Stock Exchange, Mumbai

Please note that the Annual General Meeting of the Company will be held on Tuesday, July 28, 2009 at 2.00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary